UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2019

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 24, 2019, Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) entered into an engagement letter dated July 24, 2019, with Cantor Fitzgerald Canada Corporation, to purchase, on a bought deal basis, 4,706,000 common shares of the Company (the “Common Shares”) at the price of CDN$0.85 per Common Share (the “CS Issue Price”) for aggregate gross proceeds of approximately CDN$4.0 million, and an additional 2,020,400 flow-through common shares (the “FT Shares”) at the price of CDN$0.99 per FT Share (the “FT Issue Price”) for additional gross proceeds of approximately CDN$2.0 million (the “Offering”). The Common Shares and FT Shares are collectively referred to as (the “Offered Securities”). The Offering was made only in Canada, and such other jurisdictions where the Offered Securities may be lawfully sold.

In addition, the Company has granted to Cantor an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of Cantor, to purchase up to an additional 705,900 Common Shares at the CS Issue Price, and up to an additional 303,060 FT Shares at the FT Issue Price, for a period of up to 30 days after the closing of the Offering (the “Closing Date”) for additional aggregate proceeds to the Company of approximately CDN$900,000.

Only July 30, 2019, the Company announced that it has closed the bought deal financing with Cantor for the issuance of a total of 7,735,360 common shares of the Company for aggregate gross proceeds of $6,900,340, consisting of 5,411,900 Common Shares at the issue price of CDN$0.85 per Common Share, and 2,323,460 common shares which qualify as “flow-through shares” at the issue price of CDN$0.99 per FT Share.

Cantor has fully exercised its over-allotment option to purchase 705,900 Common Shares and 303,060 FT Shares (which are included in the gross proceeds above). Cantor received a cash commission of 7.0% of the gross proceeds raised, as well as the issuance of share purchase warrants exercisable to purchase up to 464,122 Common Shares at CDN$0.85 per share until July 30, 2020.

The Company intends to use the net proceeds of the Offering to advance the exploration and development of the Company’s Avino Mine, in particular further exploration of the Hanging Wall area, and further exploration and development activities on the Bralorne Mine property in British Columbia, and for general working capital. .

The Offering was made by way of prospectus supplements dated July 25, 2019 to the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated December 21, 2018. The prospectus supplement relating to the Offering (together with the Base Shelf Prospectus, the “Offering Documents”) was filed with the securities commissions in all of the provinces of Canada , except Quebec. The Offering Documents are attached hereto as exhibits and are being provided for informational purposes only.

In accordance with General Instruction B of Form 6-K, the Exhibit Information shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibits:

99.1	Prospectus Supplement related to Common Shares and Flow-Through Shares

99.2	Underwriting Agreement

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: July 30, 2019	By:	/s/ Nathan Harte
Nathan Harte
Chief Financial Officer

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